K & L | GATES

Kirkpatrick & Lockhart Preston Gates Ellis LLP

1601 K Street NW

Washington, DC  20006-1600

T 202.778.9000

     www.klgates.com

July 23, 2007

VIA EDGAR

Mr. Houghton R. Hallock

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

First Investors Tax Exempt Funds (File No. 333-143818)

Registration Statement on Form N-14

Dear Mr. Hallock:

The following are the above registrant’s responses to the comments that we received from you and Mr. Jeffrey W. Long through various telephone conversations during the last two weeks regarding the Registration Statement on Form N-14 for the First Investors Tax Exempt Funds (the “Trust”).  Your comments and the Trust’s responses are found below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.

COMMENT:  You requested that the Trust delete footnote (1) to the “Shareholder Fees” table on page 7 related to rounding of sales charges.

RESPONSE:  The Trust has deleted this footnote as requested.

2.

COMMENT:  You noted that the total and net annual operating expenses for each fund listed in the “Annual Fund Operating Expenses” table on page 7 is inconsistent with the financial highlights of each fund.  In this regard, you requested that the Trust explain supple mentally the reasons for the differences.

RESPONSE:  The Trust’s investment adviser and counsel have discussed with you the reasons for these differences.  Based on our conversations with you, the Trust determined to revise this table, the corresponding footnotes and the Expense

K & L | GATES

U.S. Securities and Exchange Commission

July 23, 2007

Example.  We provided these revisions to you via a separate correspondence filing and understand that you have no other comments.

3.

COMMENT:  You requested that the Trust revise the “Capitalization” table on page 12 to include share adjustments and adjustments due to reorganization costs.  In addition, you requested that the Trust include a footnote explaining any adjustments.

RESPONSE:  The Trust has revised this table as requested.

4.

COMMENT:  You requested that the Trust delete part of a footnote to the “Financial Highlights” table in Appendix B indicating that interest expenses are not operating expenses.

RESPONSE:  The Trust has revised this footnote as requested.

5.

COMMENT:  You requested that the Trust revise the Statement of Assets and Liabilities attached as part of the statement of additional information.  Specifically, you asked that the column titled “Pro Forma Adjustments” include only applicable reorganization costs and share adjustments.

RESPONSE:  The Trust has revised the Statement of Assets and Liabilities as requested.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:

Larry R. Lavoie

   First Investors Management Company, Inc.